82-3116



GREAT QUEST METALS LTD.




05008554

May 19, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on May 19, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure



GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

May 19, 2005
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Intersects 3.3 Metres of 9.98 Grams Per Tonne Gold on Djambaye 2 Gold Zone

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is very pleased to announce the results of assays on samples from the first two diamond drill holes on the Djambaye 2 gold zone on the Kenieba concession in western Mali, West Africa. Below are the sample results:

Drill Hole	Interval (metres)	Width (metres)	Gold (grams per tonne)
KN 03-05	30.4 – 33.0	2.6	2.53
Including	32.4 – 33.0	0.6	4.44
KN 04-05	35.1 – 38.4	3.3	9.98
Including	35.1 – 36.1	1.0	16.23
And	38.1 – 38.4	0.3	46.04

DDH KN 03-05 was spotted to the east of the main Djambaye 2 gold zone and drilled at -50° to the west (270°). The objective of this drill hole was mainly to determine the dip of the zone as defined by rhyodacite and diorite dykes. The zone dips 74° to the east. This has been confirmed by DDH KN 05-05, drilled at -50° to the west under DDH KN 03-05. The core from DDH KN 05-05 has not yet been assayed.

DDH KN 04-05 was drilled from the same location as DDH KN 03-05 but was drilled at an angle of -50° to the northwest (315°). This will be the orientation of the rest of the holes which is thought to be the optimum orientation to intersect all of the important vein sets. The next drill hole, DDH KN 06-05 is positioned to intersect the zone 150 m north of the intersection in DDH KN 04-05. The closest samples to KN 04-05 from the Company's program on the surface assayed 1.38 and 3.50 g/t gold.

The drill core samples were submitted to Abilab Afrique d'l'Ouest SARL (Abilab) which is located in Bamako, Mali. Most of the samples were assayed by means of fire assay with atomic absorption finish. All of the assays reported in the news release were completed through pulp metallic sieve analysis which is a more thorough method that helps to reduce the problems associated with the nugget effect of coarse gold. Marvin Mitchell, P.Eng, the Qualified Person pursuant to NI 43-101 on the project, has approved of the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"

Willis W. Osborne
President

N E W S R E L E A S E